Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 9, 2014

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on March 14, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 115 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the ATAC Beta Rotation Fund (the “Fund”).  PEA No. 115 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on January 24, 2014, and is scheduled to become effective on April 9, 2014.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.
Please confirm whether the Adviser’s contractual agreement to limit the Fund’s operating expenses referenced in footnote 2 to the fee table may be terminated by the Board of Trustees within the first year.

The Trust confirms that the Adviser’s contractual agreement to limit the Fund’s operating expenses may not be terminated by the Board of Trustees for at least one year from the effective date of the Fund’s prospectus.

2.	Within the Principal Investment Strategies discussion, please include disclosure for how the Fund intends to use derivatives and short sales to meet its investment objectives.

The Trust respectfully declines to make the requested revision.  The Fund does not invest directly in derivatives or make short sales and is only exposed to these strategies to the extent that an Underlying ETF it invests in may utilize these strategies.  The Trust believes that the Fund’s investment strategies are adequately disclosed and has included the principal risks of investing in an Underlying ETF that may have derivative or short sales exposure.

3.	In the Tax Information discussion, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust respectfully declines to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

4.
Within the Principal Investment Strategies subsection, please clarify what is meant by “maximize time span of investment and amount of capital expended” when describing the Adviser’s ATAC investment approach.

The Trust has revised the Fund’s disclosure as follows:

“The Adviser’s ATAC approach allocates Fund assets into and out of specific sectors that the Adviser has identified, based on these inflation expectations, as being likely to outperform and underperform, respectively. Using the ATAC approach, the Adviser allocates Fund assets in a manner that it believes will maximize both the length of time that Fund assets are invested in outperforming sectors and the amount of capital invested in such sectors, while minimizing the amount of capital and time that Fund assets are invested in underperforming sectors.”

5.	In the event the Fund intends to invest in Ukraine and/or Russia, please be mindful of the current situation in those countries and tailor the risks of investments in those regions accordingly.

The Trust confirms that it will not invest in securities originating from and/or having investments in Ukraine and/or Russia.

6.	Within the Portfolio Holdings subsection, please confirm whether a description of the Fund’s portfolio holdings policies and procedures are or will be available on the Fund’s website.

The Trust confirms that such disclosure will not be separately available on the Fund’s website.

Management of the Fund

7.	Within the Investment Adviser section, please disclose the period that the Fund’s first report to shareholders will cover or consider including within the Fund’s first annual update.

The Trust has made the requested revision.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.